
October 28, 2013

Via E-Mail
Yoel Eliyahu
Chief Executive Officer
Stella Blu, Inc.
270 Greyson Place
Teaneck, New Jersey, 07666

> **Re: Stella Blu, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 7, 2013**
> **File No. 333-190215**

Dear Mr. Eliyahu:

     We have reviewed your amended registration statement and response letter filed October 7, 2013, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated September 27, 2013.

Use of Proceeds, page 14

1.   We note your revisions in response to prior comments 5 and 6; however, the 25% column does not appear to clearly reflect your fixed offering expenses of approximately $30,000. Since the offering expenses will remain fixed regardless of the proceeds raised, resulting in a net loss to the company under the 25% scenario, it appears that you should revise your disclosure to more accurately reflect this potential outcome.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, page 24

2.   Please revise your liquidity discussion to state clearly and unambiguously the number of months your current cash resources will fund and the additional dollar amount needed to fully fund 12 months of operations. Ensure that your disclosure in this section is consistent with your risk factor disclosure on page 5. In addition, it does not appear to be appropriate to include the statement that you "hope to receive up to $100,000" in your liquidity discussion given the nature of your best efforts, no minimum offering. Please revise accordingly.

3.   We note your response to prior comment 9; please expand your disclosures in this section and in Risk Factors to discuss the risks associated with having a loan that is payable on demand. We also note that you did not file an executed loan agreement. Please file the executed loan agreement or advise.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-Mail</u>
        Carl Sherer, Esq.
        Rimon P.C.